<Serial Number>

Registered folio no. / DP ID no. / Client ID no.:	Number of shares held:

Dear member,

Subject: Instructions for e-voting

Pursuant to provisions of section 108 of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014, the Company is pleased to offer e-voting facility to the members to cast their votes electronically on all resolutions set forth in the Notice convening the 33rd Annual General Meeting to be held on Saturday, June 14, 2014, at 3:00 p.m. IST. The Company has engaged the services of National Securities Depository Limited (NSDL) to provide the e-voting facility.

The e-voting facility is available at the link **https://www.evoting.nsdl.com**

The electronic voting particulars are set out below:

EVEN (e-voting event number)	User ID	Password
100217		

The e-voting facility will be available during the following voting period:

Commencement of e-voting	End of e-voting
June 8, 2014 at 9:00 a.m. IST	**June 10, 2014 at 6:00 p.m. IST**

Please read the instructions printed below before exercising your vote.

These details and instructions form an integral part of the Notice for the Annual General Meeting to be held on June 14, 2014.

Steps for e-voting

1. Open the internet browser and type the following URL:

URL: **https://www.evoting.nsdl.com**	

2. Click on **Shareholder-Login**
3. If you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for Login.

(contd...)

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

4. If you are logging in for the first time, please enter the User ID and Password provided in this document.
5. The **Password Change Menu** will appear on your screen. Change to a new Password of your choice, making sure that it contains a minimum of 8 digits or characters or a combination of the two. Please take utmost care to keep your Password confidential.
6. Once the e-Voting home page opens, click on **e-Voting > Active Voting Cycles**.
7. Select the **EVEN (E-Voting Event Number)** of Infosys Limited (the number is provided in this document). Once you enter the number, the **Cast Vote** page will open. Now you are ready for e-voting.
8. Cast your vote by selecting your favored option and click **Submit**. Also click **Confirm** when prompted. Please note that once your vote is cast on the selected resolution, it cannot be modified.
9. Institutional shareholders (i.e. members other than individuals, HUF, NRIs, etc.) are required to send a scanned copy (PDF / JPG format) of the relevant board resolution / authority letter, etc., together with the attested specimen signature(s) of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer via email at: **scrutinizerinfosys@gmail.com**, with a copy marked to **evoting@nsdl.co.in**.
10. In case of any queries, please refer to the **Frequently Asked Questions (FAQs)** for members and the **e-voting user manual** for members available in the 'Downloads' section of **https://www.evoting.nsdl.com**. You can also contact NSDL via email at **evoting@nsdl.co.in.**

General instructions

a. The e-voting period commences on June 8, 2014 (9:00 a.m. IST) and ends on June 10, 2014 (6:00 p.m. IST). During this period, shareholders of the Company holding shares either in physical form or in dematerialized form, as on the cut-off date (record date) of May 9, 2014, may cast their vote electronically. The e-voting module shall also be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

b. Since the Company is required to provide members the facility to cast their vote by electronic means, shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date (record date) of May 9, 2014 and not casting their vote electronically, may only cast their vote at the Annual General Meeting.

c. Parameshwar G. Hegde, Practicing Company Secretary (Membership No. FCS 1325), has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

d. The Scrutinizer shall, within a period of not exceeding three working days from the conclusion of the e-voting period, unlock the votes in the presence of at least two witnesses, not in the employment of the Company and make a Scrutinizer's Report of the votes cast in favor of or against, if any, forthwith to the Chairman of the Company.

e. The voting rights of shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on May 9, 2014.

f. The results declared along with the Scrutinizer's Report shall be placed on the Company's website www.infosys.com and on the website of NSDL within two days of the passing of the resolutions at the 33rd Annual General Meeting of the Company on June 14, 2014, and communicated to the BSE Ltd., National Stock Exchange of India Ltd., NYSE, NYSE Euronext Paris and NYSE Euronext London.

All documents referred to in the accompanying Notice and the Statement pursuant to Section 102 (1) of the Companies Act, 2013, will be available for inspection at the Registered Office of the Company during business hours on all working days up to the date of declaration of the result of the 33rd Annual General Meeting of the Company.

Registered office :
Electronics City, Hosur Road
Bangalore 560 100
India

Bangalore
April 30, 2014

by order of the Board of Directors
for Infosys Limited

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary